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CROWN
(registered trademark)

Crown Central Petroleum Corporation
Interim Report

First Quarter
March 31, 1994

1

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To the Shareholders

Crown Central Petroleum Corporation announced at the Annual Meeting of Stockholders a net income of $8.7 million ($.88 per share) for the first quarter of 1994 on revenues of $393.6 million. This compares to a net loss of $5.7 million ($.58 per share) in the first quarter of 1993 on revenues of $413.3 million, and a net income of $6.9 million ($.70 per share) in the fourth quarter of 1993.

Refinery margins on the Gulf Coast improved during the first quarter. A general increase in the demand for gasoline, a very cold winter and maximum utilization of our refineries contributed to these encouraging results.

Implementation of the Distributed Control System, Crown's major refining initiative for 1994, proceeded at the Pasadena, Texas refinery according to plan during the first quarter. Scheduled to begin operation in the third quarter, the DCS will computerize Crown's processes to aid in achieving optimum refining production and margin capture. At the Tyler refinery, the desulfurization unit (HDS) completed in the fall, operated successfully for the full quarter supplying 11,000 BPD of low sulfur fuel.

The Company continues to address the requirements of the Clean Air Act and to prepare for the introduction of Federal Reformulated Gasoline
(RFG) in January 1995. Currently, there are plans to produce RFG at the Tyler refinery. Pasadena refinery personnel are conducting a cost benefit analysis study looking into various options available regarding the production of RFG.

Marketing retail margins showed a 7.1% improvement over the same quarter of 1993. On a comparable unit basis, 1994 first-quarter retail gallonage was up by 6.5% versus the same period in 1993 and merchandise sales reported an impressive 11.7% gain. While total retail volume only increased 6/10ths of 1%, this was accomplished despite 59 fewer units in the system.

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Environmentally, the second phase of the Stage II Vapor Recovery System requirement for lower volume stations is currently being implemented.

As a follow-up to the successful Crown/Merchant's Frequent Fill-Up Program that concluded in January 1994, several new promotions aimed at building customer loyalty and continuity will be announced during the second quarter. These popular programs are aimed not just at repeat customers, but also to encourage multiple sales once a consumer visits one of our sites.

Government affairs personnel continue to monitor and participate in the public comment phase of the Clean Water Act and OSHA reauthorization legislation. Both proposals could possibly contain additional regulations that would impact Crown's operations.

Crown employees and shareholders should be pleased with the continuing refining, marketing and administrative progress during the first quarter.

Respectfully submitted,

Henry A. Rosenberg, Jr.
Henry A. Rosenberg, Jr.
Chairman and Chief Executive Officer

Charles L. Dunlap
Charles L. Dunlap
President and Chief Operating Officer

April 28, 1994

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Crown Central Petroleum Corporation and Subsidiaries
CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

                                                         (Unaudited)
                                                     Three Months Ended
                                                          March 31
Dollars in thousands, except amounts per share        1994         1993
                                                    --------     --------
Revenues:
  Sales and operating revenues - Note 1             $393,586     $413,302
                                                    --------     --------

Operating Costs and Expenses:
  Costs and operating expenses - Note 1              343,415      386,679
  Selling and administrative expenses                 22,060       22,585
  Depreciation and amortization                       10,631       10,299
  Sales of property, plant and equipment                (323)         (29)
                                                    --------     --------
                                                     375,783      419,534
                                                    --------     --------
Operating Income (Loss)                               17,803       (6,232)
Interest and other income                                393           53
Interest expense                                      (1,911)      (1,684)
                                                    --------     --------
Income (Loss) Before Income Taxes                     16,285       (7,863)

Income Tax Expense (Benefit)                           7,625       (2,143)
                                                    --------     --------

Net Income (Loss)                                   $  8,660     $ (5,720)
                                                    ========     ========

Net Income (Loss) Per Share                         $    .88     $   (.58)
                                                    ========     ========
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Crown Central Petroleum Corporation and Subsidiaries
CONSOLIDATED CONDENSED BALANCE SHEETS


                                               (Unaudited)
                                                  March 31   December 31
Dollars in thousands                                1994          1993
                                                 ---------    ----------
Assets

Current Assets:
  Cash and cash equivalents                       $ 48,613     $ 52,021
  Accounts receivable (net)                        114,430       91,413
  Inventories - Notes 2 and 3                      104,619       86,811
  Other current assets                               6,980          762
                                                  --------     --------
    Total Current Assets                           274,642      231,007

Property, Plant and Equipment (net)                381,046      382,263

Investments and Deferred Charges                    39,664       42,908
                                                  --------     --------

                                                  $695,352     $656,178
                                                  ========     ========



Liabilities and Stockholders' Equity

Current Liabilities:
  Accounts payable                                $146,862     $124,666
  Accrued liabilities                               54,029       50,145
  Income taxes payable                               6,301        3,264
  Current portion of long-term debt                 10,108        1,094
                                                  --------     --------
    Total Current Liabilities                      217,300      179,169

Long-Term Debt                                      57,585       65,579

Deferred Income Taxes                               81,542       81,217

Other Deferred Liabilities                          31,912       31,860

Common Stockholders' Equity                        307,013      298,353
                                                  --------     --------

                                                  $695,352     $656,178
                                                  ========     ========

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NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
Crown Central Petroleum Corporation and Subsidiaries

1. Sales and operating revenues and Costs and operating expenses include excise taxes of $93,556 and $64,889 for the three months ended March 31, 1994 and March 31, 1993, respectively.

2. The Company values the majority of its inventories of crude oil and refined products at the lower of annual average cost (last-in, first-out) or market. Convenience store inventories are also valued under the LIFO method. The use of LIFO in valuing inventories has a significant impact on the Company's reported working capital. If inventories were valued using current acquisition costs (first-in, first-out) the March 31, 1994 current ratio would increase from 1.26 to 1 on a LIFO cost basis to 1.34 to 1 on a FIFO cost basis. With inventories valued on a LIFO cost basis, working capital is $57,342 whereas on a FIFO cost basis, working capital increases to $77,181 assuming the same effective tax rate as used in computing the value of inventories under the LIFO method.

3. Inventories are presented net of the LIFO allowance of $32,259 and $28,215 at March 31, 1994 and December 31, 1993, respectively.

4. The financial information is compiled from the books of the Company and its subsidiaries without audit, but the Company believes that all adjustments and reclassifications necessary for a fair and comparable presentation of the results of operations for the unaudited periods have been made. Form 10-Q dated March 31, 1994 will be filed with the Securities and Exchange Commission by May 16, 1994.

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CROWN
(registered trademark)
General Offices
The Blaustein Building
One North Charles Street
P.O. Box 1168
Baltimore, Maryland 21203
(410) 539-7400

Crown Central Petroleum Corporation
Refiners/Marketers of Petroleum Products